SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON APRIL 30, 2009

1. DATE AND TIME: April 30, 2009, at 10:00 a.m. 2. PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on editions of April 15, 16, 17, 2009, in the "Official Gazette of the State of Bahia", and in the newspaper “A Tarde”, and it was also widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, on April 15, 16 and 17, 2009 in the newspaper "Valor Econômico". 4. ATTENDANCE: Shareholders representing more than ninety (90%) of the Company’s voting capital, as per the signatures contained in the Shareholders’ Attendance Book, thus making up the quorum necessary for installation and resolution of the matters set out in the agenda. The meeting was also attended by Mr. Claudio Silva Foch, enrolled in the Regional Accounting Council - CRC/RJ No. 102.455/O -4, a representative of ACAL Consultoria e Auditoria S/S (“ACAL”), a civil company established at Av. Rio Branco 181, 18th floor, in the City and State of Rio de Janeiro, enrolled with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC 1.144 and in the National Register of Legal Entities - CNPJ/MF under No. 28.005.734/0001 -82; and Messrs. Jaime Cardoso Danvila, bearer of RNE No. V537627-R, and enrolled in the Individual Taxpayers’ Register - CPF/MF under No. 233062888-96, and Henrique Mello Cantagesso, bearer of Identity Card No. 44.345.758 -x SSP/SP, and enrolled in CPF/MF under No. 332.029.918 -25, a representative of Banco Bradesco BBI S.A. (“Bradesco BBI”), a financial institution with its principal place of business at Av. Paulista 1.450, 8th floor, in the City and State of São Paulo, enrolled in CNPJ/MF under No. 06.271.464/0073 -93. Mr. Manoel da Mota Fonseca, a representative of the Company’s Fiscal Council, was also present at the meeting. 5. PRESIDING BOARD: Ana Patrícia Soares Nogueira – Chairman; Marcella Menezes Fagundes – Secretary, chosen as provided for in article 17 of the Bylaws. 6. AGENDA: (1) approval and ratification of the appointment and retaining of the specialized companies that will be liable for issuing appraisal reports on the equities of Petroquímica Triunfo S/A (“Triunfo”) and the Company; (2) review, discussion and approval of the documents related to the merger of Triunfo into the Company; (3) approval of the transaction of merger of Triunfo into the Company, with a capital increase through the issue of new class “A” preferred shares; (4) approval of the amendment to article 4 of the Company’s Bylaws in light of its capital increase; (5) approval of the change in the authorized capital limit and the consequent alteration of paragraph 1 of article 4 of the Company’s Bylaws; and (6) authorization for the Company’s management to perform such acts as shall be needed to formalize the above matters; 7. FISCAL COUNCIL’S OPINION: According to the determinations of article 163, item III of Law 6406/76, the Company’s Fiscal Council, in an Opinion issued on April 14, 2009, expressed itself favorably to approval of the proposal for merger of Triunfo into the Company, as well as to approval of the Protocol and Justification, and the documents supporting such corporate transaction.

8. RESOLUTIONS: The matters established in the Agenda were put to discussion and voting, and the resolutions below were approved by unanimous vote of the attendees: 8.1. to authorize the drawing-up of these minutes in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6404/76; 8.2. to ratify and approve the appointment and retaining of Bradesco BBI, identified above, previously conducted by the Company’s management, which is represented at this meeting by Mr. Jaime Cardoso Danvila and Mr. Henrique Mello Cantagesso, who offered to clarify any doubts of the attending shareholders. Bradesco BBI carried out the economic and financial appraisal of both Triunfo and the Company, based on: (i) the perspectives of future profits, through the discounted cash flow method; and (ii) the methodology of precedent transactions multiples, for purposes of determining the replacement ratio of the shares issued by Triunfo for shares issued by the Company, according to the Protocol and Justification (as defined below). Additionally, to ratify the selection and retaining, previously carried out by the management of Triunfo, of ACAL, identified above, herein represented by Mr. Claudio Silva Foch, who offered to clarity any doubts of the attending shareholders. ACAL carried out an equity appraisal of Triunfo, based on the book net equity value as of the base date of December 31, 2008 (“Base Date”), and it prepared the respective equity appraisal report of Triunfo, for purposes of (i) making the accounting entries of the Company, based on the amount of the net assets of Triunfo; and (ii) calculation of the reimbursement value of the shares issued by Triunfo, in the event of exercise of the right to withdraw by its shareholders, pursuant to articles 137 and 45 of Law 6.404/76; 8.3. to approve, without any changes and/or provisos, the terms and conditions of the “Protocol and Justification of Merger of Petroquímica Triunfo S/A. by Braskem S.A.” (“Protocol and Justification”) executed by the managements of the Company and Triunfo on April 07, 2009, pursuant to articles 224 and 225 of Law 6.404/76. The Protocol and Justification establishes, inter alia, the purpose, bases and other terms and conditions related to the merger of Triunfo into the Company, and such document, which was presented by the Chairman of the meeting and was reviewed by the attendees, was initialed by the members of the presiding board and was filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 1; 8.4. to approve, after examination and discussion, without any amendments and/or provisos, the equity appraisal report of Triunfo, previously prepared by ACAL, the specialized company mentioned in item 8.2 above, which document, after presented by the Chairman of the meeting and reviewed by the attendees, was initialed by the members of the presiding board and was filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 2 (“Equity Report”). The Equity Report, as of the Base Date, appraised Triunfo at one hundred and seventeen million, nine hundred and eighty-nine thousand, two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35);

8.5. to approve, after examination and discussion, without any changes and/or provisos, the economic and financial appraisal report of Triunfo and Braskem, previously prepared by Bradesco BBI, which document, after presented by the Chairman of the meeting and reviewed by the attendees, was initialed by the members of the presiding board and was filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 3 (“Economic and Financial Report”). The Economic and Financial Report shows the following amount brackets: (a) eight billion, five hundred and eighty-four million, one hundred and twenty-six thousand, nine hundred and sixty-seven reais and twenty-five centavos (R$ 8,584,126,967.25) to nine billion, four hundred and eighty-seven million, seven hundred and nineteen thousand, two hundred and seventy-nine reais and fifty-nine centavos (R$ 9,487,719,279.59) for the net assets of Braskem; and (b) two hundred and twenty-five million, four hundred and fifty-one thousand, five hundred and thirty-nine reais and eighty-nine centavos (R$ 225,451,539.89) to two hundred and forty-nine million, one hundred and eighty-three thousand, two hundred and eighty reais and ninety-three centavos (R$ 249.183.280,93) for the net assets of Triunfo. 8.6. to approve the replacement ratio of the common shares or the class “A” preferred shares issued by Triunfo for class “A” preferred shares issued by the Company, established on the basis of the economic and financial appraisal of Triunfo and the Company, contained in the Economic and Financial Report, according to the terms and conditions set out in the Protocol and Justification. The fraction of 0.210428051882238 of a class “A” preferred share issued by the Company shall be ascribed to each one (1) common share or class “A” preferred share issued by Triunfo; 8.7. to approve the merger of Triunfo, under the terms and conditions established in the Protocol and Justification approved above, whereupon all assets, rights and obligations of Triunfo related to or mentioned in the Equity Report of Triunfo will belong to the Company, with the consequent extinction of Triunfo by operation of law, it being certain that the establishment located at BR 386 - Rodovia Tabaí Canoas - Km 419, Via de Contorno, 1178, Pólo Petroquímico do Sul, CEP: 95853-000, Triunfo/RS, enrolled in CNPJ/MF under No. 90.751.025/0003 -81, the former main establishment and industrial unit of Triunfo, will become a branch of the Company; and the other establishments located at Av. Carlos Gomes 222, 8th floor, rooms 24 and 25, Porto Alegre/RS, enrolled in CNPJ/MF under No. 90.751.025/0001 -10 and at Av. Eng. Luís Carlos Berrini 550, room 91, São Paulo/SP, enrolled in CNPJ/MF under No. 90.751.025/0004 -62 will be closed; 8.8. to establish that the Company will be the general legal successor of Triunfo, as regards all rights and obligations, pursuant to article 227 of Law 6.404/76. According to item 4.1 of the Protocol and Justification, to authorize, as a result of the merger of Triunfo into the Company, the one million, five hundred and six thousand and sixty (1,506,060) class “A” preferred shares issued by the Company and held by Triunfo to be kept in treasury by the Company against the capital reserve account to be created at this meeting;

8.9. to approve the Company’s capital increase resulting from the merger of Triunfo into the Company, under the terms of item 8.7 above, through the issue of thirteen million, three hundred and eighty-seven thousand, one hundred and fifty-seven (13,387,157) class “A” preferred shares, all without par value, totaling the aggregate issue price of one hundred and seventeen million, nine hundred and eighty-nine thousand, two hundred and eighty-eight reais and thirty-five centavos (R$ 117,989,288.35), where: (i) ninety-seven million, three hundred and seventy-eight thousand, nine hundred and eleven reais and eighty centavos (R$ 97,378,911.80) shall be allocated to the capital account; and (ii) twenty-million, six hundred and ten thousand, three hundred and seventy-six reais and fifty-five centavos (R$ 20,610,376.55) shall be allocated to the capital reserve, pursuant to article 182, paragraph 1, item “a”, of Law 6.404/76. As a result of such approval, the Company’s capital shall raise from five billion, three hundred and seventy-five million, eight hundred and two thousand reais and sixty-five centavos (R$ 5,375,802,000.65) to five billion, four hundred and seventy-three million, one hundred and eighty thousand, nine hundred and twelve reais and forty-five centavos (R$ 5,473,180,912.45), with approval of the change in the main paragraph of article 4 of the Company’s bylaws, which shall take effect with the following new wording: “Article 4. The Company’s capital is five billion, four hundred and seventy-three million, one hundred and eighty thousand, nine hundred and twelve reais and forty-five centavos (R$ 5,473,180,912.45), divided into five hundred and twenty million nine hundred and twenty-eight thousand, one hundred and fifty-four (520,928,154) shares, of which one hundred and ninety million, four hundred and sixty-two thousand, four hundred and fifty-six (190,462,446) are common shares, three hundred and twenty-nine million, eight hundred and seventy-one thousand, eight hundred and ninety (329,871,890) are class “A” preferred shares; and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.”; 8.10. to establish that the shares issued hereunder shall be (i) fully subscribed for by the managers of Triunfo, pursuant to article 227, paragraph 2 of Law 6.404/76, for the account and to the order of Petrobras Química S.A.- Petroquisa (“Petroquisa”) and Petroplastic Indústria de Artefatos Plásticos Ltda. (“Petroplastic”), the sole shareholders of Triunfo, which shall be provided new shares of the Company; (ii) paid up by conveyance of the net assets of Triunfo to the Company; and (iii) delivered, in their entirety, to the shareholders of Triunfo, according to the replacement ratio set out in the Protocol and Justification, and approved in item 8.6 of this meeting. Also to establish that, according to item 9.6 of the Protocol and Justification, the following shares shall be reserved and pledged with the depository institution of the shares issued by the Company: five hundred and seventy-nine thousand and fifty-two (579,052) class “A” preferred shares issued by the Company, as guarantee for the discussions under Proceeding No. 10500819983, underway at the 3rd Lower Civil Court of Porto Alegre - RS; 8.11. to establish that the fractions of class “A” preferred shares of the Company resulting from the replacement of the position of each shareholder of Triunfo shall be rounded up or down to the next whole number: (i) upward, when the fraction is equal to or higher than zero point five (0.5); or (ii) downward, when the fraction is lower than zero point five (0.5) . In case the fraction is rounded down to the next whole number, the difference shall be paid in cash, by the Company, within five business days as of the approval of the merger by the General Meeting of Triunfo; 8.12. also as a result of the merger resolved herein, to authorize the Company to perform, after lapse of the term set out in item IV of article 137 of Law 6.404/76, the sale at a stock exchange of the Company’s shares that could not be allocated to the shareholders of Triunfo, in view of the possible exercise of the right to withdraw;

8.13. to authorize the Company’s officers to perform all such acts as shall be required to formalize the merger of Triunfo before the public agencies and third parties in general; 8.14 to record that the efficacy of the resolutions set out in items 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12 and 8.13 is suspensively conditioned to approval of the merger by the Triunfo shareholders at a General Meeting. If the merger is not approved at a General Meeting of Shareholders of Triunfo within thirty (30) days as of this date, the resolutions established in items 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12 and 8.13 shall automatically become without effect by operation of law; 8.14. to approve the change in the Company’s authorized capital limit, increasing the current limit by over 196,972,510 shares, exclusively with respect to the common shares and class “A” preferred shares, and reducing it as regards the class “B” preferred shares to the same amount of shares currently issued. As a result of the change in the authorized capital limit referred to in this item 8.14, paragraph 1 of article 4 of the Company’s Bylaws was changed, which shall take effect with the following new wording: “Paragraph 1 – The Company is authorized to increase, irrespectively of statutory amendment, the share capital up to the limit of six hundred and eighty-four million, nine hundred and seventy-two thousand, five hundred and ten (684,972,510) shares, of which two hundred and twenty-eight million, three hundred and twenty-four thousand, one hundred and seventy (228,324,170) are common shares, four hundred and fifty-six million, fifty-four thousand, five hundred and twenty-two (456,054,522) are class “A” preferred shares, and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares, it being certain that the amount of preferred shares without voting right or with a restricted voting right may not exceed the limit of 2/3 of the Company’s total capital (“Authorized Capital”). 9. CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari/BA, April 30, 2009. [Sgd.: Presiding Board: Ana Patrícia Soares Nogueira – Chairman, and Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Ana Patrícia Soares Nogueira), Odebrecht S.A. (by Ana Patrícia Soares Nogueira) and Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.